EXHIBIT 11.1

HASBRO, INC. AND SUBSIDIARIES
Computation of Earnings Per Common Share
Nine Months Ended September 29, 2002 and September 30, 2001
(Thousands of Dollars and Shares Except Per Share Data)

	2002		2001
	-----------------		-----------------
	Basic	Diluted	Basic	Diluted
	-------	-------	-------	-------
Net earnings before cumulative effect
of accounting change	$ 12,902	12,902	8,313	8,313
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Weighted average number of shares
outstanding:
Outstanding at beginning of period	172,537	172,537	171,886	171,886
Exercise of stock options and warrants:
Actual	155	155	146	146
Assumed	-	879	-	618
	------------	------------	------------	------------
Total	172,692	173,571	172,032	172,650
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Per common share:
Net earnings before cumulative effect
of accounting change	$ .07	.07	.05	.05
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